FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Friday 3 October 2014, London UK - LSE Announcement

GSK appoints Mr Urs Rohner to its Board as a
Non-Executive Director

GlaxoSmithKline plc (LSE: GSK) today announced the appointment of Mr Urs Rohner to its Board as a Non-Executive Director, effective 1 January 2015. On appointment, Mr Rohner will also become a member of GSK's Remuneration Committee.

Mr Rohner is currently Chairman of Credit Suisse Group AG, one of the world's leading financial services companies.

Commenting on the appointment, Sir Christopher Gent, Chairman of GSK, said:
"I am delighted to welcome Urs to the Board. His broad business background and extensive senior-level experience at multinational companies makes him a great addition to GSK."

Mr Rohner was appointed Chairman of Credit Suisse in 2011 following a number of senior positions at the company including General Counsel and Chief Operating Officer. Before joining Credit Suisse in 2004, he was Chief Executive Officer and Chairman for four years at ProSiebenSat.1 Group, one of the largest independent media corporations in Europe. This followed a number of years in private practice at major law firms in Switzerland and the USA.

Victoria Whyte
Company Secretary

3 October 2014

Notes

1.
As Non-Executive Director of GSK, Mr Rohner will receive standard annual fees of £85,000 per annum. As for all GSK Non-Executive Directors, in order to enhance the link between directors and shareholders, at least 25% of his fees will be paid in the form of Ordinary Shares and allocated to a share account, and he will be able to invest part or all of the balance of his fees into the same share account.

2.	The Board has determined that Mr Rohner will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code.

3.	With effect from 1st January 2015, the composition of the Board of GlaxoSmithKline plc will be as follows:

Sir Christopher Gent	Non-Executive Chairman
Sir Philip Hampton	Non-Executive Director and Chairman Designate
Sir Andrew Witty	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Global R&D and Vaccines
Professor Sir Roy Anderson	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Ms Stacey Cartwright	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Sir Deryck Maughan	Senior Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Mr Tom de Swaan	Independent Non-Executive Director
Ms Jing Ulrich	Independent Non-Executive Director
Mr Hans Wijers	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2013.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 03, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc